UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 1-14768

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NSTAR Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                           NSTAR
800 Boylston Street, Boston, Massachusetts 02199

NSTAR Savings Plan
For the year ended December 31, 2004

Table of Contents

Page(s)

Reports of Independent Registered Public Accounting Firms -
As of and for the year ended December 31, 2004	3
As of December 31, 2003	4

Financial Statements -

Statements of Net Assets Available for Benefits -
December 31, 2004 and 2003	5

Statement of Changes in Net Assets Available for Benefits Plan Year Ended December 31, 2004	6

Notes to Financial Statements and Schedule	7 - 14

Supplemental Schedule * -

Supplemental Schedule I: Schedule H, Line 4i - Form 5500 - Schedule of Assets (Held at End of Year) - December 31, 2004	15

Signature	16
Exhibit Index
Exhibit No. 23 – Consents of Independent Registered Public Accounting Firms

* Certain supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Plans Committee of the NSTAR Savings Plan
Boston, Massachusetts

We have audited the accompanying statement of net assets available for benefits of the NSTAR Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.   Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NSTAR Savings Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit wasperformed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VITALE, CATURANO & COMPANY, LTD.

June 24, 2005
Boston, Massachusetts

Report of Independent Registered Public Accounting Firm

To the Retirement Plans Committee of the NSTAR Savings Plan:

In our opinion, the statement of net assets available for benefits as of December 31, 2003 (appearing on page 5 of the NSTAR Savings Plan 2004 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 which has been incorporated by reference in this Form 11-K) presents fairly, in all material respects, the net assets available for benefits of NSTAR Savings Plan as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.  This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 25, 2004

NSTAR Savings Plan

Statements of Net Assets Available for Benefits
(in thousands)

	December 31,
	2004	2003

Assets
Investments, at fair value:
Registered investment company shares	$ 391,705	$ 362,683
NSTAR Common Share Fund	202,562	179,634
Fidelity Brokerage Link	30,071	20,743
Loans to participants	14,753	14,431

Total investments	639,091	577,491

Other assets:
Receivables -
Employee contributions	520	285
Employer contributions	162	92
Due from broker for securities sold	4	599

Total other assets	686	976

Liabilities
Payable to broker for securities purchased	123	106

Net assets available for benefits	$ 639,654	$ 578,361

The accompanying notes are an integral part of these financial statements.

NSTAR Savings Plan

Statement of Changes in Net Assets Available for Benefits

Plan year ended December 31, 2004
(in thousands)

Additions to net assets attributed to:

Investment income:
Interest and dividends –
Registered investment company shares	$ 6,341
NSTAR Common Share Fund	7,757
Fidelity Brokerage Link	504
Interest on participant loans	768
15,370
Net appreciation in fair value of investments:
Registered investment company shares	30,125
NSTAR Common Share Fund	21,413
Fidelity Brokerage Link	1,788
53,326
Contributions:
Employee	23,581
Employee Rollover	659
Employer	8,246
32,486

Total additions	101,182

Deductions from net assets attributed to:

Benefits paid to participants or beneficiaries	39,874
Administrative expenses	15

Total deductions	39,889

Net increase in net assets available for benefits	61,293

Net assets available for benefits:

Beginning of the year	578,361

End of the year	$ 639,654

The accompanying notes are an integral part of these financial statements.

NSTAR SAVINGS PLAN

Notes to Financial Statements and Schedule

A.  Description of the Plan

General

The following description of the NSTAR Savings Plan (the “Plan”) provides only general information.  Eligible employees’ (“Participants”) benefits under this Plan are determined in accordance with the Plan document.  Participants should refer to the Plan document for a more complete description of the Plan.  Features of the Plan are described below.

The Plan is administered by the Retirement Plans Committee (“Committee”) of NSTAR, which is empowered to decide questions of eligibility and make other interpretations under the Plan in its discretion, and in general to administer the Plan.  The fiduciaries with respect to the Plan are NSTAR, the Executive Personnel Committee of the Board of Trustees of NSTAR, the Pension Management Committee, the Committee, and the Trustee as defined below.  NSTAR (or the “Company”) has the sole responsibility for determining who has the power to amend and terminate the Plan and certain other duties.  Members of the Executive Personnel Committee select investment funds, appoint investment managers and generally establish policies, including funding and investment policies, for the Plan.  The Pension Management Committee has the responsibility to monitor the performance and operations of the Trustee and any investment manager, to implement funding and investment policies established by the Executive Personnel Committee and to advise that Committee.

The Plan investments are held in trust by Fidelity Management Trust Company (“Fidelity”), the Plan’s Trustee, and Plan records are maintained by an affiliate, Fidelity Investments Institutional Operations Company, the record keeper.  The Trustee retains the Plan assets and makes distributions as instructed by the Committee or its designee.  The Executive Personnel Committee of the Plan sponsor has the responsibility to appoint and remove the Plan Trustee.

NSTAR is a holding company engaged through its subsidiaries in the energy delivery business serving approximately 1.4 million customers in Massachusetts, including approximately 1.1 million electric distribution customers in 81 communities and 300,000 natural gas distribution customers in 51 communities.  Common Shares of NSTAR are listed on the New York and Boston stock exchanges under the trading symbol of NST.

The Plan provides retirement benefits for participating eligible employees through a program of salary-reduction contributions and limited matching employer contributions.  The Plan has been amended from time to time.  The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”), as amended and utilizes the special federal income tax deferral features of section 401(k) of the Code.

Participation

Active NSTAR employees who are full-time or part-time who are regularly scheduled to work at least twenty hours per week, are eligible to participate in the Plan.

Contribution Policy

Participants in the Plan may contribute from 1% to 50% of their eligible compensation on a pre-tax basis, up to the annual Internal Revenue Service (“IRS”) limit of $13,000 and $12,000 in 2004 and 2003, respectively.  Participants can change the level of their deferral contributions at any time.  The employer matching contribution feature of the Plan is equal to 50% up to the first 8% of a Participant’s eligible compensation contributed into the Plan.  The matching funds are immediately invested in the NSTAR Common Share Fund and there are no restrictions on Participants transferring these funds to other Plan investments.

Participants are able to elect pre-tax “catch-up” contributions to the Plan.  Catch-up contributions are additional pre-tax contributions for Participants who are at least age 50 or older during the plan year subject to certain limitations.

Participants are permitted to “roll-over” account balances from other qualified plans subject to provisions of the Plan.

Investment Options

The Plan offers eleven investment portfolio or fund options: seven Fidelity-managed investment funds (Asset Manager, Retirement Government Money Market, Spartan U.S. Equity Index, Intermediate Bond, International Discovery (formerly International Growth and Income), Growth Company and Mid-Cap Stock), the Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio – Class B (“the MSI Fund”), Vanguard Windsor II (a growth and income mutual fund), Fidelity Brokerage Link and the NSTAR Common Share Fund (comprised of Company shares and a money market fund).  Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including registered investment companies, money market funds, common stock, preferred stock, rights/warrants, corporate and government bonds, exchange-traded options, limited partnerships and certificates of deposit.  Participant contributions and investment earnings remain available for Participant direction.  Participants are allowed to reallocate their investment in the NSTAR Common Share Fund to other investment options.

Effective October 11, 2004, upon prior notice to Participants to exchange investment funds to another investment option available through the Plan, the Fidelity Magellan Fund was no longer offered through the Plan and any Participant funds remaining in that fund at that date were automatically transferred to the Spartan U.S. Equity Index Fund.  Participant investment in the Magellan Fund can only be held through the Fidelity Brokerage Link self-directed brokerage account.

Dividends

As further discussed in this report, the Plan allows Participants to reallocate their investment in the NSTAR Common Share Fund to other investment options.  Participants are permitted to reinvest NSTAR common share dividends allocated to the NSTAR Common Share Fund or to receive the distribution of those dividends in cash, or both, subject to a freeze period beginning seven days prior to the date any dividend is paid.  During this seven-day period, Participants cannot change their election.  If Participants elect to receive dividends in cash, they will be invested in the Fidelity Retirement Money Market Portfolio and distributed annually by March 31 of the following year.  These dividends are taxable to the Participant as ordinary income in the year in which they are received.  Interest earned on these dividends while invested in the Fidelity Retirement Money Market Portfolio is reinvested in the NSTAR Common Share Fund on an annual basis upon the dividend distribution.

Participants’ Accounts

Each Participant account is credited with its contribution and an allocation of Plan earnings (based on the Participant’s account balance) and is charged with expenses, as applicable.  The Company matching contribution is invested in the NSTAR Common Share Fund that a Participant may transfer to any of the Plan’s other investment options at any time.

Vesting

Participants are fully vested at all times in their entire account balance, including employer contributions.

Receiving Payments from the Plan

Participants may be eligible to take a withdrawal from the Plan depending on the assets in their Participant Account, Rollover Account, Company Account and Pay Deferral Account and their particular circumstances.  While an active employee at NSTAR, withdrawals from accounts are subject to IRS restrictions.

Upon termination of employment, Participant account balances may be paid in a single sum or payment may be deferred until the required distribution beginning date of April 1 following the later of the calendar year in which the Participant attains age seventy and one-half (“Minimum Required Distribution”) or the calendar year in which the Participant retires.

In addition, Participants have the option of receiving the NSTAR Common Share Fund dividends paid on NSTAR Common Shares in cash, reinvesting them in the NSTAR Common Share Fund, or a combination of the two.  The accumulated dividends of those Participants who elect to receive cash are invested in the Fidelity Retirement Money Market Portfolio prior to receiving an annual distribution by March 31 following the year in which the dividends are credited to their account.  Earnings on these dividends are automatically reinvested in the NSTAR Common Share Fund on an annual basis when the dividends are distributed.  Dividends received in cash are taxable to the Participant as ordinary income in the year in which they are received.  Dividends are paid to the Plan four times a year on February 1, May 1, August 1, and November 1.

Plan Termination

The Plan was established with the intent of continuing it indefinitely.  The Executive Personnel Committee reserves the right to terminate, suspend, withdraw, amend or modify the Plan in whole or in part for any reason at any time subject to applicable laws.  If the Plan is terminated or there is a complete discontinuance of contributions, Participants will continue to be fully vested in their account balances.  Distributions will be made upon Plan termination to the extent consistent with continued qualification of the Plan under the Code.  The Code places restrictions on plan termination distributions in the case of a plan such as the Plan, if the employer continues to maintain another similar plan.

Participant Loans

Participants in the Plan may obtain a loan from the balance in their account.  The loan may not be less than $1,000 nor exceed the lesser of $50,000 or 50% of the market value of the Participant’s account.  A Participant is permitted a maximum of two outstanding loans at any one time.  Loans must be repaid to the Participant’s account over a period not to exceed five years (unless the loan is for the purchase of a principal residence, in which case the repayment period cannot exceed thirty years) via payroll deductions.  New loans are reflected as transfers out of the investment funds and both the principal and interest on the loan are repaid to the borrower’s investment funds.  Interest rates on loans outstanding ranged from 4.0% to 10.5% and 4.25% to 10.5% at December 31, 2004 and 2003, respectively.

B.  Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan’s financial statements have been prepared under the accrual method of accounting and in accordance with the rules and regulations of ERISA.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the accompanying Statements of Net Assets Available for Benefits and the accompanying Statement of Changes in Net Assets Available for Benefits.

Investments Valuation

The Plan’s investments are stated at fair value.  Fair value of shares of registered investment companies and money market funds represent the net asset value of such shares as of the close of business at the end of the period.  Fair value of NSTAR common shares are based on the last quoted market price as of the close of business at period end.  Fair values of other investments in the Fidelity Brokerage Link assets, including common stock, preferred stock, rights/warrants, corporate and government bonds, exchange-traded options and exchange-traded limited partnerships are determined by quoted market prices.  Certificates of deposit in the Brokerage Link are valued at the balance reported by the issuing bank.  Participant loans are valued at cost plus accrued interest, which approximates fair value.

Income Recognition

The allocation of each Plan investment fund’s earnings to a Participant’s account is based on the percentage of the Participant’s units in the fund’s Plan investment and is allocated daily.  Capital gain distributions are included in dividend income.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant’s account between investment choices.  The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, listed above, that consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Salary reduction contributions made on behalf of Participants and matching Company contributions are recorded in the period payroll deductions are made from Participants.  Contributions receivable at December 31, 2004 and 2003 represent amounts withheld from Participants and the corresponding matching Company contributions subsequently deposited to the Plan in the following month.

Distributions and Withdrawals

Distributions and withdrawal payments are recorded when paid.

Transfers Between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis.

Expenses

Expenses and charges incurred in the administration of the Plan are generally paid by the Company except for fees primarily related to the Fidelity Brokerage Link that are deducted from certain Participant accounts.  There is no cost to a Participant to initiate a loan.

Reclassifications

Certain amounts in the December 31, 2003 statement of net assets available for benefits have been reclassified to conform to the current year presentation.

C.  Summary of Plan Investments

Investments at fair value are summarized below:

(in thousands)	December 31,
	2004	2003
Registered Investment Companies:
Fidelity Asset Manager Fund*	$ 60,888	$ 60,889
Fidelity Magellan Fund*	-	78,602
Fidelity Retirement Government Money Market Portfolio*	43,721	46,464
Spartan U.S. Equity Index Fund*	104,188	-
Vanguard Windsor II Fund*	93,799	78,547
Other registered investment companies	89,109	98,181
	391,705	362,683

Fidelity Brokerage Link:
Registered investment companies	15,683	8,690
Common stock	10,418	8,113
Preferred stock	46	58
Rights and warrants	1	-
Corporate bonds	10	20
Government bonds	257	167
Exchange traded options	(22)	72
Exchange traded limited partnerships	153	106
Certificates of deposit	21	21
Money market fund	3,504	3,496
	30,071	20,743
NSTAR Common Share Fund* :
NSTAR Common Shares	200,455	178,418
Fidelity Institutional Cash Portfolio	2,107	1,216
	202,562	179,634

Participant loans receivable	14,753	14,431
Total investments (a)	$ 639,091	$ 577,491

 *   Investments representing more than 5% of Plan assets.
(a) All investments listed above represent parties-in-interest to the Plan, except the Vanguard Windsor II
     Fund and the MSI Fund included in other registered investment companies.

Net appreciation (depreciation) in the fair value of Fidelity Brokerage Link investments are as follows:

Year Ended
(in thousands)	December 31,
2004
Fidelity Brokerage Link:
Registered investment companies	$ 1,165
Common stock	573
Preferred stock	3
Rights and warrants	14
Corporate bonds	1
Government bonds	16
Exchange traded options	(10)
Exchange traded limited partnerships	26
$ 1,788

D.  NSTAR Common Share Fund

Information about the significant components of the change in net assets relating to the NSTAR Common Share Fund for the year ended December 31, 2004 is as follows:

(in thousands)

Fair Value, beginning of the year			$ 179,634
Changes in Net Assets -
Dividends		$ 7,729
Interest on money market fund		28
Contributions -
Employee	$ 1,984
Employee rollover	16
Employer	8,174
Loan Repayments	3,220	13,394
Net appreciation in fair value		21,413
Benefits paid to Participants		(10,751)
Loans to Participants		(4,606)
Interfund transfers and other		(4,279)	22,928
Fair Value, end of the year			$ 202,562

E.  Party-in-Interest Transactions

Certain Plan investments such as shares of mutual funds are managed by an affiliate of Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest as that term is defined in section 3(14) of ERISA.  Also included in the Plan’s investments are Common Shares of NSTAR, the Plan’s sponsor, and Participant loans that also qualify as party-in-interest transactions.

F.  Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500 at December 31, 2004 and 2003:

(in thousands)	2004	2003

Net assets available for benefits per the
accompanying financial statements	$ 639,654	$ 578,361
Less: Contributions receivable	682	377
Net assets available for benefits per the Form 5500	$ 638,972	$ 577,984

The following is a reconciliation of contributions received per the accompanying financial statements to the Form 5500 for the year ended December 31, 2004:

(in thousands)		2004
Contributions per these financial statements		$ 32,486
Add:	Contributions receivable at the beginning of the year	377
Less:	Contributions receivable at the end of the year	682
Contributions per the Form 5500		$ 32,181

G.  Tax Status

The Internal Revenue Service has determined and informed management by a letter dated May 15, 2002, that the Plan is designed in accordance with applicable sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and tax counsel for the Plan believe the Plan is designed and is being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NSTAR Savings Plan
Employee Identification Number 04-3466300
Plan Number 003
	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	December 31, 2004
(a)	(b)	(c)					(d)	(e)
		Description of Investment
						Par or
	Identity of Insurer, Borrower,	Type of	Maturity	Rate of		Maturity		Current
	Lessor or Similar Party	Investment	Date	Interest	Collateral	Value	Cost	Value
*	Fidelity Asset Manager Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$ 60,888,478
*	Fidelity Retirement Government Money Market Portfolio	"	n/a	n/a	n/a	n/a	n/a	43,720,674
*	Fidelity Retirement Money Market Portfolio	"	n/a	n/a	n/a	n/a	n/a	413,944
*	Fidelity Spartan U.S. Equity Index Fund	"	n/a	n/a	n/a	n/a	n/a	104,187,817
*	Fidelity Intermediate Bond Fund	"	n/a	n/a	n/a	n/a	n/a	17,208,003
*	Fidelity International Discovery Fund	"	n/a	n/a	n/a	n/a	n/a	22,787,352
*	Fidelity Growth Company Fund	"	n/a	n/a	n/a	n/a	n/a	18,671,407
*	Fidelity Mid-Cap Stock Fund	"	n/a	n/a	n/a	n/a	n/a	16,307,320

	Vanguard Windsor II Fund	"	n/a	n/a	n/a	n/a	n/a	93,799,000
	Morgan Stanley Institutional Fund, Inc. -
	Small Corporate Growth Portfolio – Class B	"	n/a	n/a	n/a	n/a	n/a	13,720,719
								391,704,714
*	Fidelity Brokerage Link
	Aames Investor Corp MD Com	Limited Partnership	n/a	n/a	n/a	n/a	n/a	21
	Alliance Resource Partners	"	n/a	n/a	n/a	n/a	n/a	599
	Annaly Mortgage Management Inc.	"	n/a	n/a	n/a	n/a	n/a	1,962
	BP Prudhoe Bay Realty Trust Unit Beneficial Interest	"	n/a	n/a	n/a	n/a	n/a	546
	Burnham Pacific Properties, Inc - California Corp.	"	n/a	n/a	n/a	n/a	n/a	22
	Enterprise Products Partnership LP	"	n/a	n/a	n/a	n/a	n/a	25,860
	HRPT Property Trust	"	n/a	n/a	n/a	n/a	n/a	1,386
	Holly Energy Partners LP Comm Unit	"	n/a	n/a	n/a	n/a	n/a	524
	Kinder Morgan Energy Partners LP	"	n/a	n/a	n/a	n/a	n/a	4,433
	Magellan Midstream Partners LP	"	n/a	n/a	n/a	n/a	n/a	5,867
	Mesa Royalty Tr UBI	"	n/a	n/a	n/a	n/a	n/a	13,460
	New England Realty Assoc MLP	"	n/a	n/a	n/a	n/a	n/a	88,500
	Omega Healthcare Investors Inc	"	n/a	n/a	n/a	n/a	n/a	2,360
	San Juan Basin Realty Trust Unit Ben Int	"	n/a	n/a	n/a	n/a	n/a	3,033
	Weingarten Realty Investors Sh Ben Int	"	n/a	n/a	n/a	n/a	n/a	4,812
	(Leap 2003) NASDAQ 100 Trust (call) with the expiration date of Jan 2005 and a strike price of $35.625	Stock Option	n/a	n/a	n/a	n/a	n/a	(22,360)
	Other Fidelity Brokerage Link holdings	varies	n/a	n/a	n/a	n/a	n/a	29,940,250
								30,071,275
*	NSTAR Common Share Fund	Common Stock	n/a	n/a	n/a	n/a	n/a	200,454,574
*	Fidelity Institutional Cash Portfolio	Money Market Fund	n/a	n/a	n/a	n/a	n/a	2,107,366
								624,337,929
*	Participant Loans		varies	4% - 10.5%	n/a	n/a	-	14,753,244
	Total							$ 639,091,173
*	Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NSTAR Savings Plan
Date: June 24, 2005	/s/ TIMOTHY R. MANNING
Timothy R. Manning Senior Vice President – Human Resources and Chair of the Retirement Plans Committee on behalf of the NSTAR Retirement Plans Committee